--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires: September 30, 1998
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
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1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name AND Ticker or Trading Symbol
                                                    quiring Statement
Reschke, Michael W.                                 (Month/Day/Year)
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    (Last)          (First)          (Middle)       6/15/98             5. Relationship of Reporting Person(s) 6. If Amendment, Date
                                                 -----------------------    to Issuer (Check all applicable)      of Original
                                                 3. IRS or Social Se-    X  Director        X   10% Owner         (Month/Day/Year)
c/o The Prime Group, Inc.                           curity Number of    ----               ----                       6/23/98
77 West Wacker Drive, Suite 3900                    Reporting Person        Officer (give      Other (specify  ---------------------
-------------------------------------------------   (Voluntary)              title below)       below)         7. Individual or
                    (Street)                                            ----               ----                   Joint/Group Filing
                                                                                                                  (Check Applicable
                                                                                                                   Line)
                                                                           ---------------------------            Form filed by One
                                                                                                                X Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                  Reporting Person
   Chicago          Illinois           60601                                                                   ---
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    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
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Common Stock                                            8,206                        D
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Common Stock                                            12,500                       I                         (1)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                 SEC 1473 (7-97)



FORM 3 (Continued)   Table II - Derivative Securities Beneficially Owned (E.G., Puts, Calls, Warrants, Options, Convertible
                                Securities)
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1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
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Horizon Group Properties,
 Inc. Stock Options (2)            (3)      6/15/08         Common Stock     10,000        (4)            D
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Horizon Group Properties,
 L.P. Common Units                6/15/98   1/1/51          Common Stock    367,731     exchangeable on   I           (1)
                                                                                        a 1:1 ratio for
                                                                                        Common Stock
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Explanation of Responses:
(1) Owned directly by Prime Group Limited Partnership, of which Mr. M. Reschke is the managing general partner, and Prime Financing
Limited Partnership, Prime Group II, L.P. Prime Group III, L.P., Prime Group IV, L.P., and Prime Group V, L.P., each of which is an affiliate of Mr. M. Reschke.
(2) Mr. M. Reschke has the right to buy the equity securities subject to the Options.
(3) 3,300, 3,100 and 3,600 Options are exercisable on 6/15/99, 6/15/00 and 6/15/01, respectively.
(4) The Exercise Price will be the average price of the shares for the fifteen consecutive trading days beginning on 6/15/98.

                                                                          /s/ Michael W. Reschke                 August 7, 1998
                                                                       -------------------------------------  ----------------------
**Intentional misstatements or omissions of facts constitute Federal      **Signature of Reporting Person             Date
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                                  Page 2
                                                                                                                   SEC 1473 (7-97)